January 29, 2025

Yves Le Pendeven
Chief Financial Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, WA 98201

        Re: Funko, Inc.
            Form 10-K for the Year Ended December 31, 2023
            Filed March 7, 2024
            Response dated January 15, 2025
            File No. 001-38274
Dear Yves Le Pendeven:

       We have reviewed your January 15, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 17, 2024 letter.

Form 10-K for the Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 70

1. We have read your response to prior comment 1. In regards to your adjustments related to (9) one-time disposal costs for finished goods held at offshore factories, (10)
       one-time disposal costs for unfinished goods held at offshore factories, and 11)
       inventory write-down, we continue to believe that these adjustments represent normal operating expenses related to your business and should not be eliminated from your
       Non-GAAP financial measures. Please revise future filings to not exclude these adjustments from your Non-GAAP performance measures. See Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
 January 29, 2025
Page 2

       Please contact Jeff Gordon at 202-551-3866 or Ernest Greene at 202-551-3733 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing